Ms Suzanne Hayes Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America 13 October 2011	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1363 direct 020 7356 1014 facsimile tim.tookey@lloydsbanking.com

Dear Ms Hayes

Re:	Lloyds Banking Group plc Form 20-F for the fiscal year ended 31 December 2010 Filed 13 May 2011 File number: 001-15246

Thank you for your letter dated 26 August 2011, setting out the Staff’s comments on the above filing of Lloyds Banking Group plc (the “2010 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ T J W Tookey
T J W Tookey
Group Finance Director
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Lloyds Banking Group responds to the interim report from the Independent Commission on Banking, page 10

Please describe the material aspects of Project Verde, including quantification of the amount of assets and liabilities you plan to divest. Does the ICB have sole authority to expand the divestiture? If other parties are entitled to participate in the decision, please identify the other parties.

The Group announced on 3 November 2010 that it had agreed the terms of its state aid restructuring plan with the European Commission. The restructuring included the divestment by the Group of a significant portion of its UK retail banking business (referred to as Project Verde). The divestiture is a remedy to concerns by the European Commission in relation to state aid received by Lloyds TSB and is made pursuant to an agreement between the European Commission and the UK Government. The Company has undertaken to do everything necessary to ensure that the UK Government is able to comply with the terms of that agreement. No other parties are involved.

Project Verde incorporates 632 branches and 5.5 million customers with a personal current account market share in the UK of approximately 4.6 per cent. The business is subject to sale in a negotiation process that is currently underway. Total customer assets available for sale amount to £68.4 billion and total customer liabilities available for transfer amount to £31.6 billion; but subject to certain conditions, buyers can reduce the amount of mortgage lending that they acquire from the Company.

The Independent Commission on Banking ("ICB") is a non-statutory body established by the UK Government to examine financial stability and competition in the UK banking sector. Its authority is limited to making recommendations to the UK Government, which the UK Government may accept or reject. The ICB has no authority to expand the divestiture but has recommended (in its final report released on 12 September 2011) that the entity which results from the divestiture should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if “a strong and effective challenger” has not resulted from the Company’s divestiture by 2015. The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission.

Comment 2

Line of business information, page 28
Reconciliation of combined business profit (loss) before tax to statutory profit before tax for the year, p29
Insurance grossing adjustment, page 32

We note your description of the insurance grossing adjustment. Given the significance of the amounts, please tell us and expand your description in future filings to discuss specifically what is being netted down for the purposes of your disclosure and how the amounts were determined.

The Company’s consolidated statutory (IFRS) income statement includes income and expenditure attributable to the policyholders of the Company’s long-term assurance funds, as IFRS does not distinguish between shareholder and policyholder cash flows, income and expense. These policyholder amounts relate principally to returns on policyholder investments (within net interest income and net trading income) and insurance premiums receivable, together with a matching amount within insurance claims expense representing the allocation of these amounts to policyholders.

The Company believes that a segmental presentation excluding the income and expenditure relating to policyholders is an appropriate measure for the performance of its life insurance businesses as any amounts accruing to or suffered by the policyholders do not impact the net earnings accruing to the Company’s shareholders. The 'insurance gross up' adjustment is included in the reconciliations on pages 47 and 48 of the Form 20-F for the year ended 31 December 2010, which reconciles the statutory IFRS results with the amounts used by management as a measure of performance.

The Company will expand its disclosures (currently in the footnote of the reconciliation of combined businesses profit (loss) before tax for the year) on its Form 20-F filing for the year ended 31 December 2011, as follows (or in a substantially similar manner):

Insurance grossing adjustment
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net on a separate line. These policyholder amounts relate principally to returns on policyholder investments (within net interest income and net trading income) and insurance premiums receivable, together with a matching amount within the insurance claims expense representing the allocation of these items to policyholders.

Comment 3

Retail, page 33

Please provide descriptions of the lending criteria applicable to your major loan products. We note your disclosure on page 34 that secured impairment losses decreased in 2010 due in part to “prudent lending criteria.” Your revised disclosure should explain how your lending practices have changed.

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using credit bureau information. The Group also assesses the affordability of the borrowings to the borrower under stressed scenarios including increased interest rates. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

The Group’s lending practices have changed since 2009 in several ways: the Group has lowered its maximum loan-to-value thresholds, which have been reduced across all mortgage product types; the Group has withdrawn from ‘specialist’ secured lending since early 2009 (self-certificated and sub-prime lending) and increased credit scorecard cut-offs for both secured and unsecured lending; the Group has tightened its assessments and the maximum limit for affordability of borrowings for both secured and unsecured lending. In addition, the number of properties permitted in buy-to-let portfolios has been reduced.

For unsecured lending, rules around refinancing of debt have been made more stringent.

The Company will include in its future filings a description, substantially similar to the discussion above, of the lending criteria applicable to its major loan products in 2011.

Comment 4

Combined businesses basis summary, page 47

We note your column containing the “fair value unwind” adjustments and the brief descriptions of the changes in this amount in the discussion of each of your segments. Please expand your disclosure in future filings to better explain what these adjustments represent and the drivers of the amounts each period. For example, consider adding a description of the purpose of the adjustment on page 32 where you describe the other adjustments and discuss the following:

•	Periods the adjustments are expected to be recognized, and drivers regarding the recognition of the amounts each period; and

•
An example of what the adjustments represent. For example, a discussion that the write-down of the receivables at the acquisition date results in higher interest income accretion over the life of the loans, which is reflected in net interest income.

The table on page 47 sets out a reconciliation between the Group’s results on a statutory (IFRS) basis and a combined businesses basis. The reconciliation includes an analysis of the fair value unwind, which is shown as one line on a combined business basis, between its component statutory (IFRS) line items. However, as the Staff notes, the table does not include a specific narrative explanation of the differences and the drivers of the amounts each period. In the Form 20-F for the year ending 31 December 2011, the Company will include the following footnote to the fair value unwind column (or a substantially similar disclosure):

The statutory (IFRS) and the combined businesses income statements include the impact of the acquisition-related adjustments arising from the acquisition of HBOS in 2009. On a statutory (IFRS) basis the acquisition-related adjustments affect a number of line items whereas the Group’s combined businesses basis presents the aggregate of the impact of these adjustments on the Group’s income statement. The fair value unwind information set out in the [above] table provides an analysis of these amounts aggregated in the combined businesses results by constituent statutory (IFRS) income statement line items.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature, are disposed of or become impaired. Generally, this leads to: higher interest expense as the value of HBOS’s own debt accretes to par; higher other income arising on sale of debt securities from the pre-acquisition HBOS available-for-sale portfolio, as the gain or loss on sale is not reduced by re-cycling the pre-acquisition negative fair value movements reflected in reserves; and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Further information on the drivers of the fair value unwind are included in the commentary on the segment performance in the Operating and Financial Review.

The commentary included in the Operating and Financial Review in the 2010 Form 20-F, which the Company believes described the drivers of the fair value unwind, are set out below:

Retail (page 34) - The fair value unwind was a net credit of £1,105 million compared with a net credit of £407 million in 2009. The net fair value unwind was larger in 2010 than in 2009 and reflected a smaller charge related to the fixed rate mortgage portfolios as mortgages reached the end of their fixed term and borrowers moved to standard variable products. This was partially offset by a reduction in the credit attributed to the fixed rate savings portfolio as fixed rate term deposits, existing prior to acquisition, matured.

Wholesale (page 37) - Wholesale’s fair value unwind credit of £3,130 million decreased by £3,767 million in 2010 from £6,897 million in 2009 due to lower impairments in 2010 relating to the HBOS assets that were fair valued on acquisition, partially offset by charges relating to the expected losses on acquired debt securities and by fair value releases on sales.

No specific commentary was provided on the fair value unwind for Wealth and International as it was not a significant driver of the division’s results. The fair value unwind was £372 million and the loss before tax and fair value unwind was £5,196 million. The Company will make a disclosure in its Form 20-F for 2011 including commentary similar to that for the Retail and Wholesale divisions and on the drivers for Wealth & International, if significant.

The description of the adjustments on page 32 relates to the reconciliation of combined businesses profit before tax to statutory profit before tax. The impact of the acquisition-related adjustment is included in both the combined businesses and statutory (IFRS) results albeit presented differently and do not, therefore, give rise to a difference in profit before tax.

Comment 5

Intensive care of customers in difficulty, page 66

Please disclose whether loans benefitting from UK Government sponsored programs are considered troubled debt restructurings or otherwise impaired.

The Group uses the same impairment criteria for loans benefitting from UK Government sponsored programme as it does for its other loans.

There is no direct impact on the impairment or troubled debt restructuring status of a loan benefitting from the HomeBuy Direct and Mortgage Rescue schemes, as these schemes involve the original purchase and eventual sale, respectively, of the property. All amounts benefitting from the Delay Repossession scheme will be classified as impaired, as this scheme is designed to provide a borrower with more time before the Group forecloses on its security. The loans included within Income Support for Mortgage Interest, Homeowner Mortgage Support Scheme and Breathing Space may be impaired or classified as a troubled debt restructuring, depending upon the specific facts and circumstances.

The Group will include the following (or a substantially similar) disclosure in future Form 20-F filings:

The Group assesses whether a loan benefitting from a UK government-sponsored program is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefitting from such a program.

Comment 6

Impairments on Group loans and advances, page 68

We note your disclosure of the total impairment provisions and fair value adjustments recognised on loans and advances as of 31 December 2010 and 2009. In future filings, please expand your disclosure to discuss how the fair value adjustments arose and what they represent and discuss how the amount of fair value adjustments decrease over time.

The Company will expand its disclosures in future filings by providing an additional footnote to the table showing impairments on Group loans and advances to include further narrative on how the fair value adjustments arose, what they represent and a discussion on how the amount is likely to decrease over time, as follows (or a substantially similar disclosure):

The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Company’s consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). In 2011, a net credit of £• million (2010: £3,118 million) relates to the unwind of HBOS acquisition fair value adjustments. Of that amount, £• million (2010: £2,229 million) relates to impairment losses incurred which were expected at the date of acquisition and £• million (2010: £845 million) relates to a reassessment of future credit losses. The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written off, and will reduce to zero over time.

Comment 7

Mortgages greater than three months in arrears (excluding possessions), page 71

Please revise future filings to explain the types of loans and borrowers included in the categories of “buy to let” and “specialist.” Additionally, to the extent that the loan products or features, or the related underwriting practices, change based on the borrowers in these categories, please discuss those differences.

The buy-to-let and specialist categories of lending involve features which are not available with mainstream mortgages. Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment and are subject to lower maximum loan-to-value conditions than mainstream loans. The main assessment criterion for these mortgages is rental coverage rather than the customer’s income. Buy-to-let customers are also restricted to a maximum portfolio size.

Specialist mortgages include those mortgage loans provided to customers who have self-certificated their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk (for example, as a result of a poor credit history). New mortgage lending of this type has not been offered by the Group since early 2009.

The Company will add the following (or a substantially similar) disclosure to the Glossary in future Form 20-F filings:

Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Specialist mortgages
Specialist mortgages include those mortgage loans provided to customers who have self-certificated their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.

Comment 8

Secured loan to value analysis, page 71

We note your disclosure that the average loan-to-value ratio (LTV) for new mortgages and further advances written was 60.9 percent in 2010 compared with 59.3 percent for 2009. We also note your table on the top of page 72 that indicates that 13.2 percent of your mortgages have LTVs of greater than 100 percent. Please clarify whether these mortgages are concentrated in certain geographical regions. Please also tell us whether you hold the first lien position in all of your loans or whether you have some loans where you are in a junior position, and if so, please quantify those amounts.

All of the properties included in the loan-to-value table on page 72 are located in the United Kingdom. There is no excessive geographical concentration of the mortgages that have an LTV of greater than 100 per cent, with the proportion of these mortgages in Southern England; Central England (including Wales); and Northern England (including Scotland and Northern Ireland) being broadly consistent with each region’s proportion of the portfolio as a whole.

It is the Company’s normal practice for mortgages to have a first charge over the relevant property. At 31 December 2010 the amount of lending secured by lower-ranking charges was £381 million, representing 0.11 per cent of the total book of £341,069 million.

Comment 9

Potential problem loans, page 86

We note your disclosure defining a potential problem loan, but we were unable to locate your disclosure quantifying the loans that you believe are potential problem loans, in accordance with Item III.C.2 of Industry Guide 3. Please tell us, and revise future filings to provide or clarify this disclosure in future filings.

The Company believes that it fulfilled the requirements of Item III.C.2 of Industry Guide 3 to disclose details of potential problem loans in its 2010 Form 20-F by disclosing “below standard, but not impaired” data on page 87.

The Company will revise its future filings to clarify in the introduction to the potential problem loans section that the “below standard, but not impaired” classification provides the information on potential problem loans required by Guide 3, as follows (or in a substantially similar manner):

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

IFRS 7 requires the disclosure of information about the credit quality of loans and advances that are neither past due nor impaired. The Group’s disclosures analyse these loans between those that the Group believes are of good quality, satisfactory quality, and lower quality and those that are below standard but not impaired. The below standard but not impaired balances represent potential problem loans.

Comment 10

Liquidity and funding management, page 96

We note your disclosure of the calculation of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) which will not be required for regulatory capital purposes until 2015 and 2018 respectively. Given that these measures are not yet required by a government, governmental authority or self-regulatory organization, it would appear that they are non-GAAP financial measures for purposes of Item 10 of Regulation S-K. Thus, please advise, or revise future filings to label the measures as non-GAAP and provide further clarifying disclosures regarding the use of the measures. For example, please provide more basis of the calculation of the measures, and disclose any significant judgments that went into the calculation of the measures given the limited regulatory guidance available about the requirements for these measures.

The LCR and NSFR metrics are not mandatory until 2015 and 2018, respectively, and the regulatory guidance available about the requirements issued by the Basel Committee is still subject to final ratification by the EU. The data which was disclosed in the Company’s 2010 Form 20-F was prepared in accordance with the instructions contained in the Basel Committee on Banking Supervision’s document “Basel 3: International Framework for Liquidity Risk Management, Standards and Monitoring”, published in December 2010. For the NSFR ratio, the maturity profile of the balance sheet was prepared in accordance with the Financial Services Authority liquidity return completed by the Group.

However, the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period. The Company did not disclose the ratios in its 6-K for the half year ended 30 June 2011 and will consider future disclosures in the light of available information at the time.

The Company notes the Staff’s comment in the event it elects to disclose these ratios in future filings, especially if before such ratios are required for supervisory purposes.

Comment 11

Liquidity portfolio, page 99

We note your disclosures showing primary and secondary liquidity as of 31 December 2010 and 2009. Given the increase in the balance of primary liquidity over the prior year and the distinct possibility of significant daily variations in the balances, in future filings please also provide this disclosure on an average balance for the period. Additionally, given the significance of the balances, and the different securities held, please consider providing more quantitative information about the amount of each asset type held as part of your primary and secondary liquidity.

The composition of the securities held in the primary and secondary liquidity portfolios was as follows:

Primary liquidity portfolio
	31 Dec 2010 £bn	31 Dec 2009 £bn
Central bank cash deposits	34.5	36.3
Government bonds	63.0	52.1
Total	97.5	88.4

Secondary liquidity
	31 Dec 2010 £bn	31 Dec 2009 £bn
High-quality ABS / covered bonds	15.3	15.4
Credit institution bonds	5.4	11.2
Corporate bonds	0.4	0.3
Own securities (retained issuance)	34.1	29.4
Other securities	7.2	6.1
Total	62.4	62.4

In future filings the Group will provide the following (or substantially similar) disclosures:
Primary liquidity portfolio
	31 Dec 2011 £bn	31 Dec 2010 £bn	Average 2011 £bn	Average 2010 £bn
Central bank cash deposits	•	34.5	•	46.7
Government bonds	•	63.0	•	41.3
Total	•	97.5	•	88.0

Secondary liquidity
	31 Dec 2011 £bn	31 Dec 2010 £bn	Average 2011 £bn	Average 2010 £bn
High-quality ABS / covered bonds	•	15.3	•	16.3
Credit institution bonds	•	5.4	•	7.2
Corporate bonds	•	0.4	•	0.3
Own securities (retained issuance)	•	34.1	•	27.4
Other securities	•	7.2	•	5.9
Total	•	62.4	•	57.1

During 2010 the Group built up its cash balances both to improve its liquidity position and with the expectation that towards the end of the year it would reduce the overall liquidity support it had received from public and central bank sources. This accumulation of cash balances and subsequent repayment of liquidity support resulted in the 2010 average central bank cash deposit balance being greater than the balances at either 31 December 2009 or 31 December 2010. Following this reduction in the liquidity support received by the Group the collateral originally placed with the Bank of England (which was in the form of the Company’s own securities) was returned to the Group, resulting in an increase in the balances of own securities at 31 December 2010 compared to the average for the year. During the year the Group utilised a significant amount of own-name securities to raise funding, resulting in a lower average balance for the year. The Government bonds balance fluctuated during the year in line with repo activity, and increased towards the end of the year reflecting the increase in term funding issuance activity. The liquidity portfolio is managed on an aggregate basis, with the total amount being fairly stable.

Comment 12

Liquidity portfolio, page 99

We note your disclosure that following the introduction of the FSA’s Individual Liquidity Guidance under ILAS, you now manage your liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to the quantum of liquid assets.

Please clarify if the coverage ratio used for this purpose is the LCR ratio disclosed on page 96 of your Form 20-F. If so, please discuss your goals and targets for this ratio in managing your liquidity, and whether you achieved those goals. If not, please discuss the actions you plan to take to achieve your internal goals.

The coverage ratio referred to on page 99 of the Form 20-F for the year ended 31 December 2010 is the Individual Liquidity Guidance (ILG) ratio agreed with the FSA. This is a different ratio to the Liquidity Coverage Ratio (LCR) disclosed on page 96.

Compliance with the regulatory measure of ILG is a requirement of the Group funding plan (part of the Group planning process). The Company’s affairs are managed on an on-going basis to ensure that the regulatory liquidity requirement is met throughout the plan, taking account of the level of both outflows and liquid assets, to achieve the required ILG ratio. The Group confirms that its ILG ratio was above the FSA’s requirement throughout 2010.

Comment 13

Regulation, page 144

We note your disclosure that you engage in a limited amount of business with parties in Iran, Syria, Cuba and Sudan. We are in the process of evaluating your disclosure and may have additional comments.

The Company notes the Staff’s comment.

SEC Comment 14

Government related risks, page 158

“The Group has agreed to undertakings with HM Treasury…” (page 158)

Please explain what it means to manage the institutions “on a commercial basis.”

The Company’s relationship with the UK Government in respect of the shareholding held by UK Financial Investments Limited (“UKFI”) falls within the scope of the framework document between HM Treasury (“HMT”) and UK Financial Investments Limited (“UKFI”) published on 1 October 2010 (“the framework document”).

The phrase “on a commercial basis” is used in the framework document, which makes it clear that the phrase refers to how UKFI will manage its investments. In particular, the framework document states that UKFI “will manage [the shares held by UKFI] on a commercial basis and will not intervene in day-to-day management decisions of [the financial institutions in which UKFI holds shares]” and that it will “engage actively with [the financial institutions in which UKFI holds shares] in accordance with best institutional shareholder practice” and that the Company and the other banks that UKFI has an interest in “will continue to be separate economic units with independent powers of decision and, in particular, will continue to have their own independent boards and management teams”.

The Group will revise its future filings to clarify this point, as follows:

“…UKFI will manage its investment in the UK financial institutions in which HM Treasury and UKFI holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies …’. The framework document also makes it clear that such financial institutions will continue to be separate economic units with independent powers of decision.”

Comment 15

Government Related Risks, page 158
The Group has agreed to undertakings with HM Treasury…, page 158

We note your statement that there is a risk of the existing framework document between HM Treasury and UKFI being replaced or amended, leading to interference in the operations of the Group. Please describe the circumstances under which the agreement is subject to replacement or amendment.

The framework document between HM Treasury and UKFI may be amended or supplemented where required by HM Treasury. In particular, amendments and supplements may be required if the activities of UKFI are extended to cover future assets or liabilities beyond those already covered by the original framework document. The framework document also notes that any amendment would be made with due regard to the need to preserve the Company’s independence, as appropriate.

Comment 16

Government Related Risks, page 158
The Group has agreed to undertakings with HM Treasury…, page 158

Please describe the “Project Merlin” agreement and all of its material terms. Additionally, explain your statement that the agreement is not a formal contract and clarify how it could present material risks to your company.

The “Project Merlin” agreement comprises two parallel public statements of commitments issued on 9 February 2011 by the major UK banks (comprising the Company together with Barclays, HSBC, RBS and, in the context of lending, Santander) and by the UK Government. The statements are not formal contracts.

The material terms included within the statement by the banks include:

•
A re-emphasis of the banks’ commitment to lending to UK businesses, including: a clear statement of the banks’ desire to see net lending balances to UK businesses increase responsibly; and the provision for 2011 of £76 billion (aggregate) of new committed lending capacity for UK small- and medium-sized businesses.

•
A commitment to abide by Her Majesty’s Revenue & Customs’ new UK Code of Practice on Taxation for Banks and a public statement of expectations that tax contributions will grow as performance strengthens.

•
An agreement to show responsibility on pay in 2010 and beyond with variable compensation explicitly linked to performance, disclosure of the remuneration details of the Executive Directors and (on an unnamed basis) the five highest paid “senior executive officers”, and for the remuneration committee to review and sign-off on the individual arrangements for the ten highest paid staff in each principal business area.

•
An agreement to help support economic recovery and stabilisation by continuing to support communities through institution-specific initiatives, by providing further support to UK small and medium businesses through the contribution of £1 billion of capital in total to a fund to support business growth, by actively supporting a fund which will promote regional growth initiatives and supporting the establishment of a bank with social objectives (referred to as the “Big Society Bank”) which will act as a sustainable provider of wholesale finance to social investment intermediaries.

The material terms included within the statement by the UK Government include:

•	recognition of the contribution of banks to the broader economy;
•	the Government’s commitment to a competitive UK financial services sector;
•	a confirmation that the one-off bankers’ bonus tax would not be repeated in 2011; and
•	a statement about expected revenue to be generated by the permanent bank levy.

The Project Merlin agreement presents a reputational risk to the Company as there could be a negative media and political reaction if it was perceived that the banks collectively, or the Company in particular, had not made sufficient efforts to deliver the measures set out in the Project Merlin statements. Such a perception may arise even if not objectively accurate or if it arises from events beyond the Group’s ability to control. In addition, it is inherently unpredictable what effect such a perception may have in influencing future UK Government policy in areas that affect the UK banking industry generally or the Company specifically

(including, but not limited to, the subjects addressed in the Project Merlin agreement) or the wider economic environment in which UK banks operate.

Comment 17

Business and Economic Risks, page 159
The Group’s businesses are subject to inherent risks arising from general…, page 159

Please expand your risk factor disclosure to quantify your exposure to the economies of Ireland, Italy, Greece, Portugal and Spain.

Following the deterioration in the sovereign debt markets during the first six months of 2011, the Group enhanced its disclosures in respect of its exposure to these countries in its results for the six months ended 30 June 2011, which were filed on a Form 6-K on 12 August 2011. The disclosures were included on pages 62 to 65 of that filing and provide details of the Group’s exposure to the countries included in the Staff’s comment analysed by:

•	direct sovereign debt;
•	banking groups;
•	asset-backed securities;
•	financial assets held for trading;
•	assets held by insurance businesses; and
•	corporate and retail lending.

More detailed analysis was also included in respect of the Group’s exposure to banking groups and asset-backed securities. The exposure to banking groups was further analysed between fixed and floating rate notes, covered bonds, money market, short-term and other exposures, and derivatives. In addition, the exposure to asset-backed securities was further analysed between loans and receivables (at current carrying value and fair value) and available-for-sale assets.

The Group will include similar disclosures in its Form 20-F for the year ended 31 December 2011.

Comment 18

The Group’s borrowing costs and access to the capital markets is dependent…, page 162

Please quantify the effects of a one and two notch downgrade in your credit rating.

A downgrade in the long-term credit rating of a Group company could result in higher interest expense on the Group's funding and reduce the ability of the Group to access wholesale markets. The Group has improved its funding position over recent years, and expects the combination of: (i) continued increases in the proportion of its funding achieved through customer deposits; and (ii) reductions in assets, particularly in non-core businesses, to deliver further improvements in the Group’s liquidity and funding position. During 2010 the Group raised £50 billion of term wholesale funding at coupons ranging from 1.80 per cent to 7.75 per cent (depending on tenor and currency). Consistent with market conventions, coupon and interest rates on the Group’s subordinated debt instruments do not contain any ratings triggers. Consequently, any credit rating downgrade would not impact the coupon payments under the Group’s existing subordinated debt.

Any credit rating downgrade could impact the cost of borrowing for new issuances. In this regard, the Group notes that the impact of the downgrade action taken by Moody's Investors Services on 7 October 2011 has had a negligible impact on the trading levels of existing debt instruments in the secondary market to date and therefore the estimated cost of new issuance.

Comment 19

Other risks, page 166
The Company is a holding company and as a result, is dependent on dividends…, page 166

To the extent that your subsidiaries are subject to restrictions on their ability to remit profits to the holding company, please expand the discussion to identify the restrictions.

The Company disclosed restrictions on the payment of dividends by Lloyds Banking Group plc and by its subsidiaries on page 148 of its 2010 Form 20-F.

The restrictions include the Company’s agreement not to pay dividends on its ordinary shares until 31 January 2012 (as part of the European Commission’s restructuring plan following the Company’s receipt of state aid) as well as general restrictions which apply to the Company and its subsidiaries:

•	dividends may only be paid if distributable reserves are available for that purpose;
•
in the case of subsidiaries which are public limited companies, dividends may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate;

•	a subsidiary cannot pay a dividend if any of its UK insurance subsidiaries are insolvent on a regulatory valuation basis; and
•	in the case of regulated entities, a subsidiary cannot pay a dividend if it results in regulatory capital requirements not being met.

The first two points are general restrictions imposed by UK company law on all companies whereas the final two points are specific regulatory restrictions that only apply to certain subsidiaries. The main impact of these restrictions on the Company’s significant subsidiaries is that Bank of Scotland plc is not able to pay dividends on its ordinary shares as it does not have available distributable reserves.

The Company will amend its risk factor disclosure in future filings to refer to the disclosures made elsewhere in the Form 20-F, as follows (or in a substantially similar manner):

The Company is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on remittance of their profits and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due, which remittance is subject to certain restrictions. Further information on these restrictions is set out under Dividends.

Comment 20

Index to the Consolidated Financial Statements, page F-1
Note 1 – Basis of Preparation, page F-11

We note your disclosure that you changed your accounting policy during 2010 to reflect the clarification by the IFRIC regarding the treatment of amounts previously recognized in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category. We note that you applied the change retrospectively and the effect was to reduce retained profits and increase available-for-sale revaluation reserves of £131 million as of January 1, 2009. Please tell us in more detail how you concluded that this change was not an error in your historical financial statements in accordance with IAS 8, instead of a change in accounting policy. In this regard, we note that the IFRIC Committee decided not to add this issue to its agenda as they believed that IAS 39 provided sufficient guidance on financial assets that are reclassified from available-for-sale to loans and receivables and thus did not expect diversity in practice.

Paragraph 54 of IAS 39 specifies that financial assets with a fixed maturity transferred from the available-for-sale category to loans and receivables shall have an assumed cost of the fair value of the asset on the date of transfer. Any amounts previously recognised in other comprehensive income are amortised over the remaining life of the asset. It further states that if the asset is subsequently impaired, any [emphasis added] gain or loss that has been recognised in other comprehensive income is reclassified from equity to profit or loss.

There was divergence in practice across the banking sector on this final point due to a lack of clarity in the standard, principally in relation to determining the amount of any gain or loss that should be reclassified from equity to profit or loss. The Group interpreted ‘any gain or loss’ for the financial asset subsequently impaired as being limited to the impairment that would have been recognised based on the original amortised cost (i.e. for a financial asset with initial cost of £100, a fair value of £60 on the date of transfer and an original carrying value, net of impairment allowances, of £90 on the date the asset was impaired the loss transferred from equity to profit or loss would be £10).

IFRIC sought to clarify this diverging practice into one approach and in its update published in July 2010 stated that ‘when an impaired loan is recognised, applying the requirements of paragraph 54 of IAS 39 would result in all [emphasis added] gains or losses that have been recognised in other comprehensive income being reclassified from equity to profit or loss’. The Group regarded the use of the word ‘all’ as opposed to ‘any’, which is used in the standard, as being additional guidance on IAS 39. Based on the example above, the IFRIC update made it clear that the amount to be transferred to profit or loss from equity in the above example would be £40 rather than £10. In accordance with paragraph 14(a) of IAS 8 the Group changed its accounting policy.

Comment 21

Note 2 – Accounting Policies, page F-12
(A) Consolidation, page F-12
(1) Subsidiaries, page F-12

We note that investment vehicles, such as Open Ended Investment Companies (OEICs), where the Group has control, typically through acting as fund manager and the life funds having a beneficial interest greater than 50%, are consolidated. Please provide your analysis of the criteria in paragraph 13 of IAS 27 supporting that through your role as fund manager you have the ability to control the entity and thus consolidation is appropriate. Please also clarify why in the case of your life funds only you have to act as a fund manager and have a beneficial interest greater than 50% in order to consolidate, when it appears from your disclosure that the beneficial interest criteria does not have to be met in non-life funds if you are the fund manager. Additionally, you indicate in the last paragraph on page F-91 that you manage 402 OEICs and of these 111 are consolidated. Given that your role as fund manager is being used as a basis for consolidation, explain to us why the remaining 291 OEICs that you manage are not subject to consolidation in accordance with IAS 27. Lastly, please clarify your disclosure on page F-91 where you appear to indicate that you had investments, at fair value in unconsolidated OEICs totalling £7.9 billion, but then in the last sentence of this disclosure you indicate that the Company held no investments in OEICs at any time during 2009 or 2010.

The Group’s accounting policy for investment vehicles, such as OEICs, is that they are consolidated when both of the following conditions are met:

i)	the Group acts as the fund manager or equivalent; and
ii)	the Group has a beneficial interest of greater than 50 per cent.

The beneficial interest of greater than 50 per cent is assessed through the aggregate holding of all of the entities in the Group. Although this typically tends to arise through the life funds having beneficial holdings of greater than 50 per cent in OEICs or other investment vehicles, the same policy is applied to both life and non-life funds.

Paragraph 13 of IAS 27 states that control is presumed to exist when an entity has more than 50 per cent of the voting power. However, as an OEIC is an investment vehicle set up for a specific purpose, the Company believes that the guidance included in Summary of Interpretation 12 (SIC 12) is relevant and that the rebuttable presumption that control exists when the parent owns more than half of the voting power of an entity should be considered in light of the SIC 12 guidance.

SIC 12 identifies a number of circumstances that may indicate control exists over the special-purpose entity, including where an entity “has decision-making powers to obtain the majority of the benefits of the activities” [emphasis added] of the special-purpose vehicle’s activity (paragraph 10b), where an entity “has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE” (paragraph 10c) and where an entity “retains the majority of the residual or ownership risks related to the SPE or its assets on order to obtain benefits from its activities” (paragraph 10d).

The decision-making powers of an OEIC rest with the fund manager, or similar body, which controls the investment activities of the vehicle. In the circumstance where the Group holds a beneficial interest of greater than 50 per cent but is not the fund manager the Company believes that although it will obtain the majority of the benefits arising from the vehicle, it does not have decision-making powers. Where a member of the Group is the fund manager, but does not hold more than 50 per cent of the beneficial interests, although the Group has the decision-making powers, it does not obtain the majority of the benefits.

The Company makes no distinction in its consolidation policy between life and non-life funds. The Company’s accounting policy states that it consolidates only when it has control (as a result of acting as fund manager and holding a beneficial interest of greater than 50 per cent) and provides an example of how such control typically arises in the Group. If either of the criteria for control is not met, the Group does not consolidate the entity.

On page F-91 the Group discloses that it manages 402 OEICs and that of these 111 are consolidated. The Group’s beneficial interest in each of the 291 OEICs that it manages but does not consolidate is less than 50 per cent. The Group will amend its accounting policy disclosure in future filings to clarify this point, as follows (or in a substantially similar manner):

Investment vehicles, such as Open Ended Investment Companies (OEICs), where the Group has control are consolidated. Control arises when the Group manages the funds and also has a majority beneficial interest. The interests of parties other than the Group are reported in other liabilities.

In addition to the disclosures provided in respect of the consolidated Group, the Company is also required to disclose the holdings of the parent company. All of the Group’s investments in OEICs are held through subsidiary legal entities and, accordingly, the final sentence on page F-91 discloses that the Company held no investments in OEICs at any time during 2009 or 2010.

Comment 22

Collective Assessment, page F-16

You disclosed in the second paragraph on page F-17 that loans that are not currently recognized as impaired are grouped into homogenous portfolios by key risk drivers. Please expand your disclosure in future filings to discuss these key risk drivers. You also state that an assessment is made, based on statistical techniques, of the likelihood of each account becoming recognized as impaired within an emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. To enhance the transparency of your disclosure please also consider disclosing the emergence period that was assigned to each portfolio by management.

The Company will expand its disclosures in future filings on the risk drivers and loss emergence period for collectively assessed provisions for impairment losses incurred but not identified at the balance sheet date, as follows:

The collective provision also includes provision for inherent losses, that is, losses that have been incurred but have not been identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. Risk drivers for secured retail lending include the current indexed loan to value, previous mortgage arrears, internal cross-product delinquency data and external credit bureau data; for unsecured retail lending they include whether the account is up to date and, if not, the number of payments that have been missed; and for wholesale lending they include factors such as observed default rates and loss given default.

An assessment is made, based on statistical techniques, of the likelihood of each account becoming identified as impaired within an emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. The emergence period is the time between the loss event and the date that the impairment is recognised. The emergence period is determined by local management for each portfolio and the Group has a range of emergence periods which are dependent upon the characteristics of the portfolios. Emergence periods are reviewed and updated regularly. In general the periods used across the Group vary between one month and twelve months based on historical experience. Unsecured portfolios tend to have shorter emergence periods than secured portfolios.

Comment 23

Write Offs, page F-17

We note that a loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realizing an available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. In future filings, please expand your disclosure to discuss the factors or events that would cause you to conclude there is no realistic prospect of recovery. As part of your response, please tell us whether this period or these factors have caused the write-off period to be shortened or lengthened during this recent economic cycle, and discuss whether there are any geographical trends, or trends by loan portfolio type.

The Company will expand its disclosures in future filings to discuss the factors or events that would cause it to conclude that there is no realistic prospect of recovery and that balances should be written off, as follows (or on a substantially similar basis):

WRITE OFFS
A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that forbearance is no longer appropriate. For wholesale lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

For retail lending, the recent economic cycle has seen a general increase in the speed at which accounts move through the collections processes to reach a point where they are being written off. For wholesale lending, the decline in secondary commercial and residential land values has resulted in an increase in the number of write-offs, as accounts have become more likely to reach one of the write-off criteria set out above.

Most of the Group’s business is in the UK and, accordingly, the majority of write offs are incurred in this location. In 2010, write offs in the UK were £5,951 million and overseas were £1,126 million. Outside the UK, write offs increased by more than £1,000 million largely a consequence of the international businesses acquired as part of HBOS, where the level of write-offs in the immediate post-acquisition period was very low (as a result of the loans and advances acquired being accounted for at fair value at the date of acquisition).

Comment 24

(O) Insurance, page F-19

We note your high level summary of your accounting policies related to your life and general insurance business. In future filings, please expand your disclosures to address the following:

•
Disclose the accounting standards you follow for purposes of developing your insurance accounting policies. In this regard, we note that on page 109 you disclose that with profit fund liabilities are valued in accordance with FRS 27, which is the UK GAAP standard issued for life assurance, but it is unclear which guidance you follow for your other insurance accounting policies and your non-life assurance business.

IFRS 4 Insurance Contracts permits the continuation of accounting policies that applied prior to the adoption of IFRS, with certain exceptions set out in paragraphs 13 and 14 of IFRS 4, for measuring insurance and participating contracts. The Group, therefore, continues to account for these products using UK GAAP and established industry practice.

UK GAAP as it applied to insurance activities is based on a combination of evolved practice where liabilities are based on regulatory rules with additional guidance in FRS 27 issued in December 2004, guidance in the Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business and Company Law. Accounting for insurance businesses within a bancassurer is also driven by established industry practice, which includes the use of embedded value accounting.

The Company will expand its insurance accounting policies note in future filings, as follows (or in a substantially similar manner):

(O) Insurance

The Group undertakes both life insurance and general insurance business. Insurance and participating investment contracts are accounted for under IFRS 4 Insurance Contracts, which permits (with certain exceptions) the continuation of accounting practices for measuring insurance and participating investment contracts that applied prior to the adoption of IFRS. The Group, therefore, continues to account for these products using UK GAAP, including FRS 27, and UK established practice.

Products sold by the life insurance business are classified …

•	Tell us whether you comply with all of the disclosure requirements outlined in the accounting standards applied for all of your insurance businesses.

The Group complies with the disclosure requirements of IFRS 4 and the additional disclosure requirements of FRS 27.

•	Tell us whether you have made any changes to your insurance accounting policies since adopting IFRS.

There have been no changes to the Company’s insurance accounting policies since it adopted IFRS in 2005.

Comment 25

Note 3 – Critical Accounting Estimates and Judgements, page F-21
Unwind of HBOS Acquisition Fair Value Adjustments, page F-22

We note your disclosure that the fair value adjustment you made to the HBOS loans and receivables at acquisition was comprised of both an element reflecting market liquidity and an element reflecting future impairment losses at the date of acquisition. You also state that significant management judgement is required to determine the timing of the unwind of the element relating to future credit losses, which includes identification of the losses expected at the acquisition date and assessing whether anticipated losses will still be incurred. Finally, your disclosure states that of the £3.1 billion net credit recognized in the income statement related to the HBOS fair value unwind, £2.2 billion relates to impairment losses incurred which were expected at the date of the acquisition and £845 million relates to a reassessment of future credit losses. Please respond to the following:

•
Tell us why so much of the net credit recognized in the income statement was due to credit aspects, as opposed to a portion reflecting market liquidity. As part of your response, please clarify the remaining net credit left to be accreted into earnings, separated between market liquidity and credit, and the expected time frame for this to occur.

The unwind of the fair value adjustments is a consolidation adjustment that requires significant management judgement and that impacts the reported statutory (IFRS) results of the Group. The impact of these adjustments on a line-by-line basis is disclosed in the reconciliation provided on page F-27 of the 2010 Form 20-F. The amounts detailed in the critical accounting disclosure on the unwind of the HBOS acquisition-related adjustment provide an indication of the impact of these adjustments on the consolidated financial statements.

At the time that the fair value adjustments were determined in January 2009 market conditions were extremely volatile and determining fair values for financial assets held at amortised cost required considerable management judgement. It was nevertheless evident from market conditions that credit and market liquidity were significant factors in the pricing of financial instruments at that time.

The Group disclosed management's expectations of future impairments at that time in its Operating and financial review and prospects of the Company’s Form 20-F for the year ended 31 December 2008 (on page 16).

The HBOS Group reported impairment losses of £2.1 billion, £12.1 billion, £21.1 billion and £10.9 billion in 2007, 2008, 2009 and 2010, respectively, although, given the impact of acquisition-related adjustments, this loss was considerably lower in the Company’s statutory (IFRS) consolidated financial statements. The scale of these credit losses is indicative of the quality of the HBOS loan portfolio and is supportive of the Company’s assessment in early 2009 that the majority of fair value adjustments were credit related.

The remaining net benefit to the Group’s income statement arising from acquisition adjustments to loans and advances to customers is £4.1 billion (see page 46 of the operating and financial review) of which £3.1 billion relates to impairment and the remainder to liquidity and fixed-rate lending. The Group expects the benefits remaining at 31 December 2014 to be less than £1 billion.

•
Tell us in more detail what the £845 million related to reassessment of future credit losses represents. For example, to the extent this represents credit losses no longer expected in the future, please tell us how you concluded it was appropriate to recognize this entire amount upfront, as opposed to accreting over the remaining life of the loans. Additionally, please tell us how you believe that future credit losses over the life of the loans could be reduced so substantially, particularly after the significant impairment losses recognized on these same HBOS loans during 2009.

A significant portion of this credit relates to securities classified as loans and receivables rather than the HBOS loan portfolio for which significant impairments were recognised. AG 8 of IAS 39 requires that if an entity revises its estimates of payments or receipts, the entity shall adjust the carrying amount of the financial asset to reflect actual and revised estimated cash flows and recognise the adjustment in profit or loss as income or expense. Following the improvement in market conditions in 2010 and the lower credit losses expected on the US residential mortgage backed securities classified by the Group as loans and receivables (debt securities), management concluded that the expected credit losses on certain financial assets were lower than previously estimated and, as a result, the carrying value of the asset was adjusted and the gains recognised in income. Amounts are also recognised immediately if the asset is sold.

•
As it relates to the £2.2 billion net credit recognized related to the impairment losses expected at the acquisition, please tell us in more detail why this is recognized as a net credit in the income statement, and clarify whether offsets are recorded in another income statement line item.

The £2.2 billion impact included in note 3 on page F-22 of the Group’s Form 20-F is the impact of the acquisition adjustments on the Group’s impairment charge; that is the difference between the Group’s impairment charge before and after the effects of the acquisition-related adjustments. The credit is not therefore offset by amounts recorded in another income statement item but arises because the expected losses allowed for in the fair value established at the time of the acquisition are now crystallising.

•
Tell us whether loans acquired in the HBOS acquisition are subject to the same impaired loan policies as your other originated loans. Specifically, please clarify whether for purposes of determining if a loan should be classified as impaired you compare the amounts expected to be collected to the original contractual amounts, or the fair value amount that the loans were recorded at in the acquisition.

The Group assesses whether a loan acquired in the HBOS acquisition is impaired for the purposes of its disclosures on page F-109 of the Group’s Form 20-F for the year ended 31 December 2010 by comparing the amounts expected to be received to the original contracted amounts. This is the basis of the information provided to management and is consistent with the credit processes used by the Group; for example, loans acquired in the HBOS acquisition that are impaired on an original amortised cost basis, but whose expected recovery value is greater than its fair value basis carrying value, are subject to the same recoveries procedures as on heritage Lloyds impaired loans. The Group disclosure of page F-109 of the Form 20-F states that it has been presented on this basis. On a statutory (IFRS) basis, the impairment allowance is calculated by comparing the amounts expected to be collected to the fair value amounts that the loans were recorded at in the acquisition. This is the basis of the impairment allowance disclosed on page F-45 of the Form 20-F. A reconciliation between each of these impairment allowances is provided on page F-110 of the Form 20-F.

Comment 26

Payment Protection Insurance, page F-23

We note your disclosure regarding the significant estimates that went into developing the £3.2 billion provision in respect of payment protection policies. Please clarify whether for purposes of making redress you are cancelling existing policies with the customers, or whether you are providing them with a monetary settlement and the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administration expenses.

The precise nature of the redress made to customers will, of course, be determined on a case-by-case basis and will vary according to circumstances. There will be circumstances where the policy will remain open; for example where a claim on a policy was previously rejected or excluded but as a result of the current exercise a payment of the previously rejected claim is made and the policy maintained. Additionally, there may be customer settlements where the terms and conditions of the policy may be changed and the policy remains open.

The Group expects that the majority of cases where a complaint is upheld will result in monetary settlement with the cancellation of the customer policy as a condition of redress being paid. The cancellation of the customer policy will result in a reduction of the Group’s insurance liability balance at the time the policy is cancelled. The Group does not believe that this reduction will be material, as the average remaining life of the outstanding payment protections policies (and hence the liability recognised) has reduced significantly over the last two years, principally for two reasons:

i)	there was a market-wide move to monthly premiums in 2009. This was disclosed on page 41 of the Group’s Form 20-F for the year ended 31 December 2010; and
ii)	the Group withdrew from the payment protection market on 23 July 2010. This was disclosed on page 44 of the Group’s Form 20-F for the year ended 31 December 2010.

Approximately £0.4bn of the provision made relates to administrative expenses.

Comment 27

Note 15 – Loss on Disposal of Business, page F-38

We note your disclosure that in the second half of 2010, the Group reached an agreement to dispose of its interests in two wholly-owned subsidiary companies which operate oil drilling rigs that are under construction. Your disclosure goes on to state that the sale was completed in January, and that you provided financing on normal commercial terms and negotiated on an arms-length basis, and accordingly, you derecognized the subsidiaries as of December 31, 2010. Please clarify why you believe that derecognition of the subsidiaries as of December 31, 2010, instead of as of January 2011 when the sale was complete, was appropriate. As part of your response, please address the guidance in paragraph 24 of IFRS 5.

The Company derecognised the two wholly-owned subsidiaries as a legally-binding sale and purchase agreement had been signed in December 2010. The agreement surrendered control of the subsidiaries and transferred immediately substantially all of the risks and rewards of the assets and operations sold. Although the purchase consideration was not received until January 2011, the derecognition criteria of IAS 27 were met in December 2010 at the time the contract was signed, as the Company no longer had control from that point onwards.

Paragraph 24 of IFRS 5 is not relevant to these circumstances as it applies to disposals of property, plant, equipment or intangibles, and not to the disposal of equity interests in subsidiaries.

Comment 28

Note 22 – Securitizations and Covered Bonds, page F-46

We note your disclosure in the table illustrating the gross assets securitised and notes in issue for your principal securitisation and covered bond programs. Please tell us why for certain of your programs (Irish residential mortgages and motor vehicle loans) the notes in issue exceed the amount of gross assets securitised.

At 31 December 2010 the balance disclosed for notes in issue for the Company’s Irish residential mortgages and motor vehicle loan securitisation programmes exceeded the gross assets securitised. This was due to timing differences arising between the receipt of interest and principal on the assets shortly before the year end. Securitisation vehicles therefore held a cash balance at 31 December 2010, which is not included in the gross assets securitised balance (as the cash itself was not securitised). The assets securitised plus the cash balances therefore exceed the notes in issue balance. The balance shown for gross assets securitised does not include these cash balances. To clarify this point, the Company will revise its future disclosure to describe the column heading in the table referred to in the Staff’s comment as “Loans and advances securitised” rather than “Gross assets securitised”.

Comment 29

Note 55 – Financial Instruments, page F-95
Fair value of financial instruments carried at amortized cost, page F-99

We note your disclosure that the carrying value of the variable rate loans and those relating to lease financing is assumed to be fair value. Please tell us how you concluded that it was appropriate to not factor in an element related to credit losses for your variable rate loans and lease financing. As part of your response, please address the guidance in paragraph 27 of IFRS 7 which requires disclosure of the methods and assumptions applied, and gives an example of disclosure related to estimated credit losses.

Additionally, we note your disclosure that for commercial and personal customers that have fixed rate loans, you discount anticipated cash flows at market rates for similar loans offered by the Group. Please confirm that your use of “anticipated” cash flows indicates that you have factored in an estimate of credit losses into your fair value disclosure. If not, please tell us why, and if so, please include disclosure of the assumptions used related to credit losses in future filings.

Variable rate loans where fair value is deemed to be their carrying value (net of provisions) are short-term loans that re-price within six months plus some mortgages (although it should be noted that the majority of mortgages are subject to a fair value calculation). The Company believes that for these loans the carrying value will be a reasonable approximation of the fair value as it is based on a recent market transaction. This approach is subject to there not having been a significant movement in credit spreads during the period, in which case the fair value is determined using discounted cash flow techniques.

At 31 December 2010, the Company reported a carrying value of £592,597 million and a fair value of £580,343 million for its loans and advances to customers. Lending under finance leases totalled £8,291 million (or 1.4% of total loans and advances) and any difference between the fair value and book value of these assets will be a small proportion of this balance. The Company therefore believes that the assumption that for these exposures fair value is equal to the book value is appropriate in the context of the fair value disclosure of its loans and advances to customers. The Company will review the quantum of finance lease balances on an on-going basis to ensure that this approach remains appropriate.

The Company confirms that it factored in an estimate of credit losses into the anticipated cash flows used to calculate the fair value of fixed-rate loans and will amend its future disclosures (currently shown on page F-98 of the 2010 Form 20-F) to clarify this, as follows (or in a substantially similar manner):

For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. These techniques also take account of expected credit losses in establishing fair value.

Comment 30

Note 56 – Financial Risk Management, page F-106
(3) Credit Risk, page F-108
Loans and advances which are neither past due nor impaired, page F-110

We note that the definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally.

Please expand your disclosure to discuss these characteristics and the related factors you considered for purposes of classifying all of your loans in these categories, separately discussing any differences between the loan portfolios.

Additionally, discuss the differences in how the different loan portfolios are managed that results in the differences between classification in the different categories.

The quality definition of both retail and non-retail counterparties/exposures is largely based on the outcomes of credit risk (probability of default – PD) models. The Group operates a significant number of different rating models, typically developed internally using statistical analysis and may use management judgement - retail models rely more on the former; non-retail models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data in model development, where appropriate. The models vary, inter alia, in the extent to which they are point in time versus through the cycle. The models are subject to rigorous validation and oversight/governance, including where appropriate, benchmarking to external information.

In non-retail portfolios the PD models segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities, broadly comparable to external credit ratings, and there are a number of different model rating scales. Counterparties/exposures migrate between rating grades if the assessment of the PD changes. The modelled PDs “map” to a (non-retail) master scale which enables the consolidation of credit risk information, and it is this that forms the basis for the IFRS credit quality characterisation.

In retail, for reporting purposes, counterparties are also segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty probability of default changes. In addition, retail includes a large mainstream mortgage book, where the security held means that actual loss experience is low. It is therefore considered appropriate to consider expected recovery levels for mortgages in our retail master scale.

The nature, construction and calibration of retail and non-retail models are very different and so too are their respective master scales (not least in their granularity). Hence the distribution of probabilities of default is also different, which precludes reportage on a single consolidated basis.

The differences between the management of retail and non-retail portfolios reflect the different approaches to credit risk management. From a credit perspective, retail books are managed on a portfolio (rather than an individual counterparty) basis, credit reporting looks at trends in, for example, delinquencies and debts-to-value. In wholesale portfolios, credit risk management differs between the smaller commercial books and the larger individual entities in our corporate and commercial real estate lending portfolios, with the larger counterparties handled by dedicated relationship teams. Underperforming lending is managed largely through our Global Business Support Unit, which manages relationships, working alongside management teams and key stakeholders to help turn around viable businesses in distress.

The Company will include in its future filings a description, substantially similar to the discussion above, of the characteristics of these exposures.

Comment 31

Note 57 – Consolidated Cash Flow Statement, page F-121

We note your disclosure of “other” non-cash items totaling (£2.9) billion, (£2.8) billion, and (£3.3) billion for the three years ended December 31, 2010, and that such amounts make up a range of 30% - 68% of total non-cash items for those periods. Given the significance of the “other” amounts, and the fact that it results in a “use” of cash on the statement of cash flows even though it is described as “other non-cash items” please tell us and expand disclosure in future filings to address the items making up this balance.

The “other” non-cash items referred to above are one component of the fifth line of the cash flow statement, non-cash and other items, on page F-10 of the Group’s Form 20-F for the year ended 31 December 2010. This line adjusts the Group’s profit before tax for non-cash items included in the Group’s income statement, such as depreciation and amortisation and the allowance for loan losses. The principal elements of “other” non-cash items are as follows:

	2010 £m	2009 £m	2008 £m
Impact of consolidation and deconsolidation of OEICs 1	(878)	(660)	(1,030)
Unwind of discount on impairment allowances	(403)	(446)	(102)
Foreign exchange element on balance sheet 2	(1,159)	156	(2,569)
Gains on capital transactions 3	(423)	(1,498)	-
Other items	(70)	(358)	377
	(2,933)	(2,806)	(3,324)

1 These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group’s interest exceeds 50 per cent and the Group also acts as the fund manager. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2 When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

3 A number of capital transactions entered into by the Group in 2009 and 2010 involved the exchange of existing securities for new issues and as a result there was no related cash flow.

The Company will provide an analysis of the above “other” non-cash items amount in future filings.